As filed with the Securities and Exchange Commission on December 15, 2000
                                                           Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         -----------------------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                         -----------------------------
                                 Maxygen, Inc.
            (Exact name of registrant as specified in its charter)

        Delaware                                         77-0449487
(State of Incorporation)                    (I.R.S. Employer Identification No.)


                              515 Galveston Drive
                            Redwood City, CA 94063
                                (650) 298-5300
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ----------------------------

                                Michael Rabson
                    Senior Vice President & General Counsel
                                 Maxygen, Inc.
                              515 Galveston Drive
                            Redwood City, CA 94063
                                (650) 298-5300
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                         ----------------------------

       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   [_]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
      Title of class of         Amount to be registered (1)   Proposed maximum     Proposed maximum
 securities to be registered                                      offering            aggregate          Amount of
                                                             price per share (2)  offering price (2)  registration fee
----------------------------------------------------------------------------------------------------------------------
COMMON STOCK par value               199,500 shares               $26.375         $5,261,812.50            $1,390
$0.0001 per share
======================================================================================================================

   (1) In addition, pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement shall also cover any additional shares of Maxygen's common stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without Maxygen's receipt of consideration that results in an increase in the number of Maxygen's outstanding shares of common stock.

   (2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (h)(1) of the Securities Act of 1933 based upon the average of the high and low prices of Maxygen's common stock as reported the Nasdaq National Market on December 11, 2000.

                              ___________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                SUBJECT TO COMPLETION, DATED DECEMBER 15, 2000

                               [LOGO OF MAXYGEN]

                                199,500 Shares

                                 Common Stock

The Selling Stockholders:  The selling stockholders identified in this prospectus are selling 199,500 shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.


Offering Price:            The selling stockholders may sell the shares of
                           common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section titled "Plan of Distribution" on page
                           21.

Trading Market:            Our common stock is listed on the Nasdaq National
                           Market under the symbol "MAXY". On December 14, 2000, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $27 7/8.

Risks: Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5.

     The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


                           The date of this prospectus is      , 2001

                              PROSPECTUS SUMMARY

     The following is a summary of our business. You should read carefully the section entitled "Risk Factors" in this prospectus, our Annual Report on Form 10-K for the year ended December 31, 1999, our Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000 and our Current Report on Form 8-K filed on August 15, 2000 as amended in our Form 8K/A on October 24, 2000 for more information on our business and the risks involved in investing in our stock.

Overview

     We believe that we are the leader in the emerging field of directed molecular evolution, the process by which genes are modified for specific commercial uses. We are focused on creating novel products using our integrated proprietary technologies for human therapeutics and industrial applications. Our technologies bring together advances in molecular biology and protein modification to capitalize on the large amount of genetic information generated by government, academic and commercial laboratories to create novel biotechnology products. Unlike conventional technologies, our technologies are efficient, in part because they require minimal understanding of complex underlying biological systems. We have designed our technologies to rapidly develop new genes for commercial applications, where such genes would be difficult or impossible to develop through other processes. Our principal objective is to maximize the value of our technologies through the development of multiple products in a broad range of industries including agriculture, chemicals and human therapeutics.

     We have established collaborations with recognized leaders in our target industries and with U.S. government agencies. To date, our corporate collaborators include Lundbeck in protein pharmaceuticals, Novo Nordisk in the area of industrial enzymes, DuPont and Syngenta in agriculture, DSM in antibiotic manufacturing and Rio Tinto, Chevron, Pfizer and Hercules in chemical bioprocessing. Our government grants are from the Defense Advanced Research Projects Agency (DARPA) and the National Institute of Standards and Technology-Advanced Research Program (NIST-ATP) primarily for the development of vaccines and the advancement of our technologies.

     We expect to continue to establish collaborations with leaders in our target industries and with government agencies. We plan to retain significant rights to develop and market products arising from our strategic collaborations. In addition, we will identify and invest our own funds in certain specific areas and product opportunities with the aim of capturing a high percentage of profits on product sales.

     We began operations in 1997 to commercialize technologies originally conceived at Affymax Research Institute, a subsidiary of Glaxo Wellcome plc. We were incorporated under the laws of Delaware on May 7, 1996. Our principal executive offices are located at 515 Galveston Drive, Redwood City, CA 94063. Our telephone number is (650) 298-5300 and our website is located at www.maxygen.com. Information contained in our website is not a part of this prospectus.

Acquisition of ProFound Pharma A/S

     On August 10, 2000, we acquired ProFound Pharma A/S, a Danish biotechnology company located in Copenhagen, Denmark. ProFound is focused on the development of improved second-generation protein pharmaceutical products and has developed broad preclinical development capabilities and proprietary technologies and expertise that help to address traditional shortcomings of protein pharmaceuticals such as half-life, stability and immunogenicity. The transaction was accounted for as a purchase. We issued 1,102,578 shares of our common stock and granted options to purchase an aggregate of 41,812 shares of our common stock in connection with the acquisition of all the equity securities of ProFound. Subsequent to the acquisition ProFound changed its name and form of incorporation to Maxygen ApS.

                                      3.

                          FORWARD-LOOKING STATEMENTS

     This prospectus, and the documents incorporated by reference in this prospectus, contain forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "intend", "potential" or "continue" or the negative of these terms or other comparable words. Examples of these forward-looking statements include, but are not limited to, statements regarding the following:

     . our MolecularBreeding directed molecular evolution technologies and possesses;

     . our ability to realize commercially valuable discoveries in our programs;

     .    the attributes of any products we develop;

     .    our future financial performance;

     .    our intellectual property portfolio;

     .    our business strategies and plans; and

     .    our ability to develop products suitable for commercialization.

These statements are only predictions. Risks and uncertainties and the occurrence of other events could cause actual results to differ materially from these predictions. The risk factors set forth below at pages 5 to 16 should be considered carefully in evaluating Maxygen and its business.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

     Maxygen/TM/, MaxyScan/TM/, MolecularBreeding/TM/, DNAShuffling/TM/, and the Maxygen logo are some of our trademarks. Other service marks, trademarks and trade names referred to in this prospectus, and in the documents incorporated by reference in this prospectus, are the property of their respective owners.

                                      4.

                                 RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information included in this prospectus, and the documents incorporated by reference herein and filed with the SEC, in considering our business and prospects. The risks and uncertainties described below and therein are not the only ones facing Maxygen. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all of part of your investment.

We Have a History of Net Losses. We Expect to Continue to Incur Net Losses and We May Not Achieve or Maintain Profitability.

     We have incurred net losses since our inception, including a net loss of approximately $11.3 million for the year ended December 31, 1999 and $46.7 million for the nine months ended September 30, 2000. As of September 30, 2000, we had an accumulated deficit of approximately $70.9 million. We expect to have increasing net losses and negative cash flow for at least the next several years. The size of these net losses will depend, in part, on the rate of growth, if any, in our contract revenues and on the level of our expenses. To date, we have derived all our revenues from collaborations and grants and expect to do so for at least the next several years. Revenues from collaborations and grants are uncertain because our existing agreements have fixed terms and because our ability to secure future agreements will depend upon our ability to address the needs of our potential future collaborators. We expect to spend significant amounts to fund research and development and enhance our core technologies. As a result of our recently completed acquisition of ProFound, we expect costs to increase further due to expanded operations, integration costs associated with the acquisition and costs associated with operating in multiple international locations. As a result, we expect that our operating expenses will increase significantly in the near term and, consequently, we will need to generate significant additional revenues to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Commercialization of Our Technologies Depends On Collaborations With Other Companies. If We Are Not Able to Find Collaborators in the Future, We May Not Be Able to Develop Our Technologies or Products.

     Since we do not currently possess the resources necessary to develop and commercialize potential products that may result from our technologies, or the resources to complete any approval processes that may be required for these products, we must enter into collaborative arrangements to develop and commercialize products. We have entered into collaborative agreements with other companies to fund the development of certain new products for specific purposes. These contracts expire after a fixed period of time. If they are not renewed or if we do not enter into new collaborative agreements, our revenues will be reduced and our products may not be commercialized.

     We have limited or no control over the resources that any collaborator may devote to our products. Any of our present or future collaborators may not perform their obligations as expected. These collaborators may breach or terminate their agreement with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may elect not to develop products arising out of our collaborative arrangements or devote sufficient resources to the development, manufacture, market or sale of these products. If any of these events occur, we may not be able to develop our technologies or commercialize our products.

                                      5.

We Are an Early Stage Company Deploying Unproven Technologies. If We Do Not Develop Commercially Successful Products, We May Be Forced to Cease Operations.

     You must evaluate us in light of the uncertainties and complexities affecting an early stage biotechnology company. Our proprietary technologies are new and in the early stage of development. We may not develop products that prove to be safe and efficacious, meet applicable regulatory standards, are capable of being manufactured at reasonable costs, or can be marketed successfully.

     We may not be successful in the commercial development of products. Successful products will require significant development and investment, including testing, to demonstrate their cost-effectiveness prior to their commercialization. To date, companies in the biotechnology industry have developed and commercialized only a limited number of products. We have not proven our ability to develop and commercialize products. Further, none of our potential vaccine or protein therapeutic products are expected to enter clinical trials within the next year. We must conduct a substantial amount of additional research and development before any regulatory authority will approve any of our products. Our research and development may not indicate that our products are safe and effective, in which case regulatory authorities may not approve them. Problems frequently encountered in connection with the development and utilization of new and unproven technologies and the competitive environment in which we operate might limit our ability to develop commercially successful products.

We Intend to Conduct Proprietary Research Programs, and Any Conflicts With Our Collaborators or Any Inability to Commercialize Products Resulting from This Research Could Harm Our Business.

     An important part of our strategy involves conducting proprietary research programs. We may pursue opportunities in fields that could conflict with those of our collaborators. Moreover, disagreements with our collaborators could develop over rights to our intellectual property. Any conflict with our collaborators could reduce our ability to obtain future collaboration agreements and negatively impact our relationship with existing collaborators, which could reduce our revenues.

     Certain of our collaborators could also become competitors in the future. Our collaborators could develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the development and commercialization of products. Any of these developments could harm our product development efforts.

     We will either commercialize products resulting from our proprietary programs directly or through licensing to other companies. We have no experience in manufacturing and marketing, and we currently do not have the resources or capability to manufacture products on a commercial scale. In order for us to commercialize these products directly, we would need to develop, or obtain through outsourcing arrangements, the capability to manufacture, market and sell products. We do not have these capabilities, and we may not be able to develop or otherwise obtain the requisite manufacturing, marketing and sales capabilities. If we are unable to successfully commercialize products resulting from our proprietary research efforts, we will continue to incur losses.

We May Encounter Difficulties in Managing Our Growth. These Difficulties Could Increase Our Losses.

     We have experienced rapid and substantial growth that has placed and, if this growth continues as expected, will place a strain on our human and capital resources. If we are unable to manage this growth effectively, our losses could increase. The number of our employees increased from 74 at

                                      6.

December 31, 1998 to 143 at December 31, 1999 to 236 at September 30, 2000. Our revenues increased from $2.7 million in 1998 to $14.0 million in 1999 and were $17.5 million for the nine months ended September 30, 2000. Our ability to manage our operations and growth effectively requires us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. If we are unable to implement improvements to our management information and control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then management may have access to inadequate information to manage our day-to-day operations. Failure to attract and retain sufficient numbers of talented employees will further strain our human resources and could impede our growth and ability to satisfy our obligations under collaboration agreements. This would reduce our revenue, increase our losses and harm our reputation in the marketplace.

The Operation of International Locations May Raise Operating Expenses and Divert Management Attention.

     We are expanding internationally. We recently acquired ProFound, a Danish biotechnology company, and are now operating with international business locations. Expansion into an international operational entity will require additional management attention and resources. We have limited experience in localizing our operations and in conforming our operations to local cultures, standards and policies. We may have to compete with local companies who understand the local situation better than we do. We may not be successful in expanding into international locations or in generating revenues from foreign operations. Even if we are successful, the costs of operating internationally are expected to exceed our international revenues for at least the next several years. As we continue to expand internationally, we are subject to risks of doing business internationally, including the following:

     . regulatory requirements that may limit or prevent the offering of our products in local jurisdictions;

     . government limitations on research and/or research including genetically engineered products or processes;

     .    difficulties in staffing and managing foreign operations;

     . longer payment cycles, different accounting practices and problems in collecting accounts receivable;

     . cultural nonacceptance of genetic manipulation and genetic engineering; and

     .    potentially adverse tax consequences.

Some of these factors may cause our international costs to exceed our domestic costs of doing business. To the extent we expand our international operations and have additional portions of our international revenues denominated in foreign currencies, we also could become subject to increased difficulties in collecting accounts receivable and will become subject to increased risks relating to foreign currency exchange rate fluctuations.

Acquisitions Could Result in Dilution, Operating Difficulties and Other Harmful Consequences.

     If appropriate opportunities present themselves, we intend to acquire businesses and technologies that complement our capabilities. As set forth above, on August 10, 2000 we acquired ProFound, a Danish biotechnology company. The process of integrating any acquisition may create

                                      7.

unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

     . diversion of management time (both ours and that of the acquired company) from focus on operating the businesses to issues of integration and future products during the period of negotiation through closing and further diversion of such time after closing;

     . decline in employee morale and retention issues resulting from changes in compensation, reporting relationships, future prospects, or the direction of the business;

     . the need to integrate each company's accounting, management information, human resource and other administrative systems to permit effective management and the lack of control if such integration is delayed or not implemented; and

     . the need to implement controls, procedures and policies appropriate for a larger public company in companies that prior to acquisition had been smaller, private companies.

We have almost no experience in managing this integration process. Moreover, the anticipated benefits of any or all of these acquisitions may not be realized.

     Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all. Even if available, this financing may be dilutive.

Since Our Technologies Can Be Applied to Many Different Industries, If We Focus Our Efforts on Industries That Fail to Produce Viable Product Candidates, We May Fail to Capitalize on More Profitable Areas.

     We have limited financial and managerial resources. In light of the fact that our technologies may be applicable to numerous, diverse industries, we will be required to prioritize our application of resources to discrete efforts.
This requires us to focus on product candidates in selected industries and forego efforts with regard to other products and industries. Our decisions may not produce viable commercial products and may divert our resources from more profitable market opportunities.

Public Perception of Ethical and Social Issues May Limit the Use of Our Technologies, Which Could Reduce Our Revenues.

     Our success will depend in part upon our ability to develop products discovered through our MolecularBreeding or other technologies. Governmental authorities could, for social or other purposes, limit the use of genetic processes or prohibit the practice of our MolecularBreeding or other technologies. Ethical and other concerns about our MolecularBreeding or other technologies, particularly the use of genes from nature for commercial purposes, and products resulting therefrom could adversely affect their market acceptance.

If the Public Does Not Accept Genetically Engineered Products, We Will Have Less Demand for Our Products.

     The commercial success of our potential products will depend in part on public acceptance of the use of genetically engineered products including drugs, plants and plant products. Claims that genetically

                                      8.

engineered products are unsafe for consumption or pose a danger to the environment may influence public attitudes. Our genetically engineered products may not gain public acceptance. Negative public reaction to genetically modified organisms and products could result in greater government regulation of genetic research and resultant products, including stricter labeling laws or regulations, and could cause a decrease in the demand for our products.

     The subject of genetically modified organisms has received negative publicity in Europe, where ProFound is based, which has aroused public debate. The adverse publicity in Europe could lead to greater regulation and trade restrictions on imports of genetically altered products. If similar adverse public reaction occurs in the United States, genetic research and resultant agricultural and other products could be subject to greater domestic regulation and could cause a decrease in the demand for our products.

Many Potential Competitors Who Have Greater Resources and Experience Than We Do May Develop Products and Technologies That Make Ours Obsolete.

     The biotechnology industry is characterized by rapid technological change, and the area of gene research is a rapidly evolving field. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Rapid technological development by others may result in our products and technologies becoming obsolete.

     We face, and will continue to face, intense competition from organizations such as large and small biotechnology companies, as well as academic and research institutions and government agencies that are pursuing competing technologies for modifying DNA and proteins. These organizations may develop technologies that are alternatives to our technologies. Further, our competitors in the directed molecular evolution field may be more effective at implementing their technologies to develop commercial products. Some of these competitors have entered into collaborations with leading companies within our target markets to produce enzymes for commercial purposes.

     Any products that we develop through our proprietary technologies will compete in multiple, highly competitive markets. Most of the organizations competing with us in the markets for such products have greater capital resources, research and development and marketing staffs and facilities and capabilities, and greater experience in modifying DNA and proteins, obtaining regulatory approvals, manufacturing products and marketing.

     Accordingly, our competitors may be able to develop technologies and products more easily, which would render our technologies and products and those of our collaborators obsolete and noncompetitive.

Any Inability to Adequately Protect Our Proprietary Technologies Could Harm Our Competitive Position.

     Our success will depend in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies and products in the U.S. and other countries. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies and erode our competitive advantage. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems can be caused by, for example, a lack of rules and processes for defending intellectual property rights.

                                      9.

     The patent positions of biopharmaceutical and biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We will apply for patents covering both our technologies and products as we deem appropriate. However, these applications may be challenged and may not result in issued patents. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. In addition, others may challenge or invalidate our patents or our patents may fail to provide us with any competitive advantages.

     We rely upon trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information. These measures may not provide adequate protection for our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

Litigation or Other Proceedings or Third Party Claims of Intellectual Property Infringement Could Require Us to Spend Time and Money and Could Shut Down Some of Our Operations.

     Our commercial success depends in part on neither infringing patents and proprietary rights of third parties, nor breaching any licenses that we have entered into with regard to our technologies and products. Others have filed, and in the future are likely to file, patent applications covering genes or gene fragments that we may wish to utilize with our proprietary technologies, or products that are similar to products developed with the use of our MolecularBreeding and other technologies or alternative methods of generating gene diversity. If these patent applications result in issued patents and we wish to use the claimed technology, we would need to obtain a license from the third party.

     Third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes these patents. We could incur substantial costs and diversion of management and technical personnel in defending ourselves against any of these claims or enforcing our patents or other intellectual property rights against others. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief that could effectively block our ability to further develop, commercialize and sell products, and such claims could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products or be required to cease commercializing effected products.

     We routinely monitor the public disclosures of other companies operating in our industry regarding their technological development efforts. If we determine that these efforts violate our intellectual property or other rights, we intend to take appropriate action, which could include litigation. Any action we take could result in substantial costs and diversion of management and technical personnel. Furthermore, the outcome of any action we take to protect our rights may not be resolved in our favor.

                                      10.

     On April 27, 2000, we announced that we had initiated an arbitration proceeding against Echira Biotechnology (then known as Energy BioSystems Corporation) in connection with Echira's claim that it has developed a "new gene shuffling" technology. We allege that Echira has breached the confidentiality provisions and certain other terms of the Development and License Agreement entered into by Echira and Maxygen in 1997, pursuant to which we disclosed confidential information regarding our MolecularBreeding technologies to Echira. An arbitration hearing was held in November, 2000 and we expect a decision from the arbitrator in the first quarter of 2001.

If We Lose Our Key Personnel or Are Unable to Attract and Retain Additional Personnel We May Be Unable to Pursue Collaborations or Develop Our Own Products.

     We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might adversely impact the achievement of our objectives. In addition, recruiting and retaining qualified scientific personnel to perform future research and development work will be critical to our success. We do not currently have sufficient executive management personnel to execute fully our business plan. There is currently a shortage of skilled executives, which is likely to continue. As a result, competition for skilled personnel is intense, and the turnover rate can be high. Although we believe we will be successful in attracting and retaining qualified personnel, competition for experienced scientists from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms. Failure to attract and retain personnel could prevent us from pursuing collaborations or developing our products or core technologies.

     Our planned activities will require additional expertise in specific industries and areas applicable to the products developed through our technologies. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. The inability to acquire these services or to develop this expertise could impair the growth, if any, of our business.

We Will Need Additional Capital in the Future. If Additional Capital is Not Available, We Will Have to Curtail or Cease Operations.

     Our future capital requirements will be substantial and will depend on many factors including payments received under collaborative agreements and government grants, the progress and scope of our collaborative and independent research and development projects, the effect of any acquisitions, and the filing, prosecution and enforcement of patent claims.

     Changes may also occur that would consume available capital resources significantly sooner than we expect. We may be unable to raise sufficient additional capital. If we fail to raise sufficient funds, we will have to curtail or cease operations. We anticipate that the net proceeds from our public offerings and interest earned thereon, together with existing cash and cash equivalents and anticipated cash flows from operations, will enable us to maintain our currently planned operations for at least the next 12 months. If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the development of our technologies and complete the commercialization of products, if any, resulting from our technologies.

Some of Our Programs Depend on Government Grants, Which May Be Withdrawn. The Government Has License Rights to Technology Developed With Its Funds.

     We have received and expect to continue to receive significant funds under various U.S. government research and technology development programs. The government may significantly reduce funding in the future for a number of reasons. For example, some programs are subject to a yearly

                                      11.

appropriations process in Congress. Additionally, we may not receive funds under existing or future grants because of budgeting constraints of the agency administering the program. There can be no assurance that we will receive the entire funding under our existing or future grants.

     Our grants provide the U.S. government a non-exclusive, non-transferable, paid-up license to practice for or on behalf of the U.S. inventions made with federal funds. If the government exercises these rights, the U.S. government could use these inventions and our potential market could be reduced.

Our Potential Therapeutic Products Are Subject to a Lengthy and Uncertain Regulatory Process. If Our Potential Products Are Not Approved, We Will Not Be Able to Commercialize Those Products.

     The U.S. Food and Drug Administration must approve any vaccine or therapeutic product before it can be marketed in the U.S. Before we can file a new drug application or biologic license application with the FDA, the product candidate must undergo extensive testing, including animal and human clinical trials, which can take many years and require substantial expenditures. Data obtained from such testing are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. In addition, changes in regulatory policy for product approval during the period of product development and regulatory agency review of each submitted new application or product license application may cause delays or rejections. The regulatory process is expensive and time consuming. The regulatory agencies of foreign governments must also approve our therapeutic products before the products can be sold in those other countries.

     Because our products involve the application of new technologies and may be based upon new therapeutic approaches they may be subject to substantial review by government regulatory authorities and government regulatory authorities may grant regulatory approvals more slowly for our products than for products using more conventional technologies. We have not submitted an application to the FDA or any other regulatory authority for any product candidate, and neither the FDA nor any other regulatory authority has approved any therapeutic product candidate developed with our MolecularBreeding technologies for commercialization in the U.S. or elsewhere. We or any of our collaborators may not be able to conduct clinical testing or obtain the necessary approvals from the FDA or other regulatory authorities for our products.

     Even after investing significant time and expenditures we may not obtain regulatory approval for our products. Even if we receive regulatory approval, this approval may entail limitations on the indicated uses for which we can market a product. Further, once regulatory approval is obtained, a marketed product and its manufacturer are subject to continual review, and discovery of previously unknown problems with a product or manufacturer may result in restrictions on the product, manufacturer and manufacturing facility, including withdrawal of the product from the market. In certain countries, regulatory agencies also set or approve prices.

Laws May Limit Our Provision of Genetically Engineered Agricultural Products in the Future. These Laws Could Reduce Our Ability to Sell These Products.

     Maxygen and/or its collaborators may develop genetically engineered agricultural products. The field testing, production and marketing of genetically engineered plants and plant products are subject to federal, state, local and foreign governmental regulation. Regulatory agencies administering existing or future regulations or legislation may not allow us to produce and market our genetically engineered products in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays or other impediments to our product development programs or the commercialization of resulting products.

                                      12.

     The FDA currently applies the same regulatory standards to foods developed through genetic engineering as applied to foods developed through traditional plant breeding. However, genetically engineered food products will be subject to premarket review if these products raise safety questions or are deemed to be food additives. Our products may be subject to lengthy FDA reviews and unfavorable FDA determinations if they raise questions, are deemed to be food additives, or if the FDA changes its policy.

     The FDA has also announced in a policy statement that it will not require that genetically engineered agricultural products be labeled as such, provided that these products are as safe and have the same nutritional characteristics as conventionally developed products. The FDA may reconsider or change its labeling policies, or local or state authorities may enact labeling requirements. Any such labeling requirements could reduce the demand for our products.

     The U.S. Department of Agriculture prohibits genetically engineered plants from being grown and transported except pursuant to an exemption, or under strict controls. If our future products are not exempted by the USDA, it may be impossible to sell such products.

Adverse Events in the Field of Gene Therapy May Negatively Impact Regulatory Approval or Public Perception of Any Gene Therapy Products We or Our Collaborators May Develop.

     Currently, we are not engaged in developing gene therapy products; however, we may engage in these activities in the future either for our own account or with collaborators. If we or our collaborators develop gene therapy products, these products may encounter substantial delays in development and approval due to the government regulation and approval process. Adverse events reported in gene therapy clinical trials may lead to more government scrutiny of proposed clinical trials of gene therapy products, stricter labeling requirements for these products and delays in the approval of gene therapy products for commercial sale.

     The commercial success of any potential gene therapy products made by us or our collaborators will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapies are unsafe, and gene therapy products may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in a decrease in demand for any gene therapy products we or our collaborators may develop.

Health Care Reform and Restrictions on Reimbursements May Limit Our Returns on Pharmaceutical Products.

     Our future products are expected to include pharmaceutical products. Our ability and that of our collaborators to commercialize pharmaceutical products developed with our technologies may depend in part on the extent to which reimbursement for the cost of these products will be available from government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price of medical products and services. Government health care reform and restrictions on reimbursements have also recently been discussed by various U.S. governmental authorities. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available for any product to enable us to maintain price levels sufficient to realize an appropriate return on our investment in research and product development.

                                      13.

Our Collaborations With Outside Scientists May Be Subject to Change, Which Could Limit Our Access to Their Expertise.

     We work with scientific advisors and collaborators at academic and other institutions. These scientists are not our employees and may have other commitments that would limit their availability to us. Although our scientific advisors generally agree not to do competing work, if a conflict of interest between their work for us and their work for another entity arises, we may lose their services. Although our scientific advisors and collaborators sign agreements not to disclose our confidential information, it is possible that certain of our valuable proprietary knowledge may become publicly known through them.

We May Be Sued for Product Liability.

     We may be held liable if any product we develop, or any product that is made with the use or incorporation of, any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. These risks are inherent in the development of chemical, agricultural and pharmaceutical products. Although we intend to obtain product liability insurance, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us or our collaborators. If we are sued for any injury caused by our products, our liability could exceed our total assets.

We Use Hazardous Chemicals and Radioactive and Biological Materials in Our Business. Any Claims Relating to Improper Handling, Storage or Disposal of These Materials Could Be Time Consuming and Costly.

     Our research and development processes involve the controlled use of hazardous materials, including chemicals, radioactive and biological materials. Some of these materials may be novel, including viruses with novel properties and animal models for the study of viruses. Our operations also produce hazardous waste products. Some of our work also involves the development of novel viruses and viral animal models. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We believe that our current operations comply in all material respects with these laws and regulations. We could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development, or production efforts. We believe that our current operations comply in all material respects with applicable Environmental Protection Agency regulations.

     In addition, certain of our collaborators are working with these types of hazardous materials in connection with our collaborations. To our knowledge, the work is performed in accordance with biosafety regulations. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these viruses and hazardous materials. Further, under certain circumstances, we have agreed to indemnify our collaborators against all damages and other liabilities arising out of development activities or products produced in connection with these collaborations.

                                      14.

Our Stock Price Has Been, and May Continue to Be, Extremely Volatile.

     The trading prices of life science company stocks in general, and ours in particular, have experienced extreme price fluctuations in recent months. The valuations of many life science companies without consistent product revenues and earnings, including ours, are extraordinarily high based on conventional valuation standards such as price to earnings and price to sales ratios. These trading prices and valuations may not be sustained. Any negative change in the public's perception of the prospects of biotechnology or life science companies could depress our stock price regardless of our results of operations. Other broad market and industry factors may decrease the trading price of our common stock, regardless of our performance. Market fluctuations, as well as general political and economic conditions such as recession or interest rate or currency rate fluctuations, also may decrease the trading price of our common stock. In addition, our stock price could be subject to wide fluctuations in response to factors including the following:

     . announcements of new technological innovations or new products by us or our competitors;

     .    changes in financial estimates by securities analysts;

     .    conditions or trends in the biotechnology and life science industries;

     . changes in the market valuations of other biotechnology or life science companies;

     . developments in domestic and international governmental policy or regulations;

     . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     .    developments in patent or other proprietary rights;

     .    period-to-period fluctuations in our operating results;

     . future royalties from product sales, if any, by our strategic partners; and

     . sales of our common stock or other securities in the open market.

     In the past, stockholders have often instituted securities class action litigation after periods of volatility in the market price of a company's securities. If a stockholder files a securities class action suit against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

We Expect that Our Quarterly Results of Operations Will Fluctuate, and This Fluctuation Could Cause Our Stock Price to Decline.

     Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to fluctuate significantly or decline. Some of the factors that could cause our operating results to fluctuate include:

     . expiration of research contracts with collaborators or government research grants, which may not be renewed or replaced;

     . the success rate of our discovery efforts leading to milestones and royalties;

                                      15.

     . the timing and willingness of collaborators to commercialize our products, which would result in royalties; and

     . general and industry specific economic conditions, which may affect our collaborators' research and development expenditures.

     A large portion of our expenses are relatively fixed, including expenses for facilities, equipment and personnel. Accordingly, if revenues decline or do not grow as anticipated due to expiration of research contracts or government research grants, failure to obtain new contracts or other factors, we may not be able to correspondingly reduce our operating expenses. In addition, we plan to significantly increase operating expenses in 2001. Failure to achieve anticipated levels of revenues could therefore significantly harm our operating results for a particular fiscal period.

     Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price would likely decline.

Some of Our Existing Stockholders Can Exert Control Over Us, and May Not Make Decisions that Are in the Best Interests of All Stockholders.

     Our executive officers, directors and principal stockholders (greater than 5% stockholders) together control approximately 34% of our outstanding common stock, including Glaxo Wellcome which owns approximately 19% of our outstanding common stock. As a result, these stockholders, if they act together, and Glaxo Wellcome by itself, are able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of Maxygen and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. In addition, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider.

                                      16.

                                USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders. See "Selling Stockholders".

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying cash dividends for the foreseeable future.

                      WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov". In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     . Annual Report on Form 10-K for the year ended December 31, 1999, filed March 28, 2000;

     .    Definitive Proxy Statement on Schedule 14A, filed April 20, 2000;

     . Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed May 15, 2000;

     . Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed August 14, 2000;

     . Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, filed November 14, 2000;

     . Current Report on Form 8-K, filed August 15, 2000, as amended by the Current Report on Form 8-K/A filed October 24, 2000; and

     . The description of our common stock contained in our registration statement on Form 8-A, as filed on December 7, 1999 with the SEC.

                                      17.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                 Maxygen, Inc.
                              515 Galveston Drive
                            Redwood City, CA 94063
                                (650) 298-5300

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the registration statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                      18.

                             SELLING STOCKHOLDERS

     In connection with our acquisition of Maxygen ApS (then known as ProFound Pharma A/S) on August 10, 2000, we issued shares of our common stock to the first nine selling stockholders identified in the table below, and we agreed to register a number of their shares for resale. We also agreed to use reasonable efforts to keep the registration statement effective until the earliest of:

     (i)   the date such shares have been sold to the public;

     (ii)  August 9, 2001; and

     (iii) the date when all such shares may be sold in any three month period under Rule 144 under the Securities Act of 1933.

This prospectus also covers sales of shares of our common stock by certain other stockholders. Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

     The following table sets forth certain information regarding the beneficial ownership of the common stock, as of December 14, 2000, of each of the selling stockholders.

     The information provided in the table below with respect to each selling stockholder has been obtained from that selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. None of the share amounts set forth below represents more than 1% of our outstanding stock as of December 14, 2000, adjusted as required by rules promulgated by the SEC.

                                                            Number of Shares      Shares Being
                                                           -----------------      ------------
Selling Stockholder                                        Beneficially Owned        Offered
-------------------                                        ------------------        -------
Jan Moller Mikkelsen (1).......................                154,756             56,362
Christian Karsten Hansen (2)...................                116,067             42,272
Torben Halkier (3).............................                 32,241             11,742
Jens Sigurd Okkels (3).........................                 32,241             11,742
Anders H. Pedersen (3).........................                 32,241             11,742
Hans Thalsgard Schambye (3)....................                 32,241             11,742
Knud Aunstrup (4)..............................                 12,896              4,697
Claus Braestrup (5)............................                 25,793              9,394
Thue W. Schwartz (4)...........................                 12,896              4,697
Robert and Patricia Ronald Living Trust (6)....                 14,652              8,955

                                      19.

Pamela Ronald (6)..................................      7,085        3,028
Yuelin Zhang (6)...................................      7,085        3,028
The Charles Associates, Inc. (6)...................      3,399        2,449
Xinnian Dong (6)...................................      2,835        1,211
Hiroaki Shizuya (6)................................      1,890          808
Robert H. Eng (6)..................................      1,465          895
Karen Century (6)..................................        475          290
Xin Li (6).........................................        357          218
Yujun Song (6).....................................        238          145
Rodney Adamchak (6)................................        119           73
George Georgiou (7)................................     14,010       14,010
                                                                   --------
   Total...........................................                 199,500
                                                                   ========

(1) Mr. Mikkelsen is Co-President of Maxygen's protein pharmaceutical business. Mr. Mikkelsen's stockholdings include (i) 78,715 shares that are subject to our right of repurchase as of December 14, 2000, if Mr. Mikkelsen ceases his employment with us and (ii) 16,187 shares that are subject to an escrow agreement with Maxygen.

(2) Dr. Hansen is Co-President of Maxygen's protein pharmaceutical business.
    Dr. Hansen's stockholdings include (i) 59,035 shares that are subject to our right of repurchase as of December 14, 2000, if Dr. Hansen ceases his employment with us and (ii) 12,140 shares that are subject to an escrow agreement with Maxygen.

(3) This person is an employee of Maxygen ApS, a current Maxygen affiliate. This person's stockholdings includes (i) 16,401 shares owned by this person that are subject to our right of repurchase as of December 14, 2000, if this person ceases his employment with us and (ii) 3,373 shares that are subject to an escrow agreement with Maxygen.

(4) This person was a director of ProFound, a current Maxygen affiliate, prior to Maxygen's acquisition of ProFound on August 10, 2000 (ProFound is now known as Maxygen ApS). This person's stockholdings include 1,349 shares that are subject to an escrow agreement with Maxygen. Mr. Aunstrup is a current director of Maxygen ApS.

(5) Mr. Braestrup is a current director of Maxygen ApS. Mr. Braestrup's stockholdings include 2,698 shares that are subject to an escrow agreement with Maxygen.

(6) This person was a shareholder of a company acquired by Maxygen on May 8, 2000. The stockholdings of this person includes shares that are subject to an escrow agreement with Maxygen related to the acquisition in the amount indicated below:

      Stockholder                                             Shares
      -----------                                             ------

      Robert and Patricia Ronald Living Trust..........       5,697
      Pamela Ronald....................................       4,057
      Yuelin Zhang.....................................       4,057
      The Charles Associates, Inc. ....................         950
      Xinnian Dong.....................................       1,624
      Hiroaki Shizuya..................................       1,082
      Robert H. Eng....................................         570
      Karen Century....................................         185
      Xin Li...........................................         139
      Yujun Song.......................................          93
      Rodney Adamchak..................................          46

(7) In August 2000, Dr. Georgiou licensed certain technology to Maxygen.

                                      20.

                             PLAN OF DISTRIBUTION

     The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, "selling stockholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. Upon our being notified by a selling stockholder that a donee, pledgee, transferee or other successor in interest intends to sell shares, a supplement to this prospectus, if required, will be filed. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

     . on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

     .    in the over-the-counter market;

     .    in private transactions;

     .    through options;

     .    by pledge to secure debts and other obligations; or

     .    a combination of any of the above transactions.

If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

     The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in the sale of shares of common stock described in this prospectus against certain liabilities, including liabilities arising under the Securities Act of 1933.

     We entered into registration rights agreements for the benefit of the selling stockholders to register certain shares of our common stock held by such selling stockholders under applicable federal and state securities laws and under specific circumstances and at specific times. The registration rights agreements provide for cross-indemnification of the selling stockholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act of 1933.

     Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may not sell all of the shares they hold. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

                                      21.

     To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

     Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

     All expenses of this registration, estimated at approximately $30,000 will be paid by us. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws.

                                 LEGAL MATTERS

     For the purpose of this offering, Heller Ehrman White & McAuliffe, LLP, Menlo Park, CA is giving an opinion as to the validity of the common stock offered by this prospectus. Heller Ehrman White & McAuliffe, LLP and certain of its employees, beneficially own 27,680 shares of Maxygen common stock. Julian N. Stern, the sole shareholder of a professional corporation that is a partner of Heller Ehrman White & McAuliffe, LLP and the Secretary of Maxygen, beneficially owns 65,702 shares of Maxygen common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. The financial statements of ProFound Pharma A/S incorporated in this prospectus by reference to the Maxygen current report on Form 8-K/A dated October 24, 2000, have been so incorporated in reliance on the report of Grant Thornton Denmark Ltd., independent auditors, given on the authority of Grant Thornton Denmark Ltd. as experts in auditing and accounting.

                                      22.

We have not authorized any dealer, sales person or other person to give any information or to make any representations other than those contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information
in this prospectus is current as of                     , 2001.  You should not
assume that this prospectus is accurate as of any other date.



                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Prospectus Summary.......................................................   3
Forward-Looking Statements...............................................   4
Risk Factors.............................................................   5
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Where You Can Find More Information......................................  17
Selling Stockholders.....................................................  19
Plan of Distribution.....................................................  21
Legal Matters............................................................  22
Experts..................................................................  22


                               [LOGO OF MAXYGEN]

                                 199,500 Shares

                                 Common Stock


                              ___________________

                                  PROSPECTUS

                              ___________________



                                        , 2001

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, all of which will be paid by Maxygen in connection with the distribution of the common stock being registered. All amounts are estimated, except the SEC registration fee:


     SEC registration fee........................................  $ 1,390
     Printing and engraving......................................    5,000
     Legal fees and expenses.....................................   10,000
     Accounting fees and expenses................................   10,000
     Miscellaneous...............................................    3,610
                                                                   -------
     Total.......................................................  $30,000
                                                                   =======

Item 15. Indemnification of Officers and Directors.

     Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his or her fiduciary duty as a director, except in the case where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit. Maxygen's Amended and Restated Certificate of Incorporation contains a provision that eliminates directors' personal liability as set forth above.

     Under Section 145 of the DGCL, Maxygen has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Maxygen's Certificate of Incorporation and By-laws require Maxygen to indemnify its directors and officers to the full extent permitted by the DGCL. The Certificate of Incorporation and By-laws also require Maxygen to advance litigation expenses upon receipt of an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

     Maxygen has entered into indemnity agreements with each of its directors and officers. Such indemnity agreements contain provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. Maxygen also maintains an insurance policy for its directors and officers insuring against certain liabilities arising in their capacities as such.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit
Number     Description of Exhibit

    5.1    Opinion of Heller Ehrman White & McAuliffe LLP

   23.1    Consent of Ernst & Young LLP, Independent Auditors

   23.2    Consent of Grant Thornton Denmark Ltd., Independent Auditors

   23.3    Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit
           5.1)

     24    Power of Attorney (included on the signature page)



Item 17.  Undertakings.

1.      The undersigned registrant hereby undertakes:

        (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (I) To include any prospectus required by section 10(a)(3) of the Securities Act;

             (II) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;


             (III) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (C) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, CA, on December 15, 2000.

                                        Maxygen, Inc.

                                        By: /s/ Russell J. Howard
                                            -----------------------------
                                             Russell J. Howard
                                             Chief Executive Officer

                               POWER OF ATTORNEY

     Know All Persons By These Presents, that each person whose signature appears below constitutes and appoints Simba Gill and Michael Rabson, and each or either of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto the attorneys-in-fact and agents, and either of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that the attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                 Signature                                    Title                            Date
                                                Chief Executive Officer and Director     December 15, 2000
 /s/ Russell J. Howard                          (Principal Executive Officer)
-------------------------------------------
     Russell J. Howard

 /s/ Lawrence W. Briscoe                        Chief Financial Officer (Principal       December 15, 2000
-------------------------------------------     Financial and Accounting Officer)
     Lawrence W. Briscoe

 /s/ Isaac Stein                                Director                                 December 15, 2000
-------------------------------------------
     Isaac Stein

 /s/ Robert J. Glaser                           Director                                 December 15, 2000
-------------------------------------------
     Robert J. Glaser

 /s/ M.R.C. Greenwood                           Director                                 December 15, 2000
-------------------------------------------
     M.R.C. Greenwood

 /s/ Gordon Ringold                             Director                                 December 15, 2000
-------------------------------------------
     Gordon Ringold

 /s/ George Poste                               Director                                 December 15, 2000
-------------------------------------------
     George Poste

                                 EXHIBIT INDEX

  Exhibit                                                                 Sequential
  Number   Description of Exhibit                                         Page Numbers
    5.1    Opinion of Heller Ehrman White & McAuliffe LLP

   23.1    Consent of Ernst & Young LLP, Independent Auditors

   23.2    Consent of Grant Thornton Denmark Ltd., Independent Auditors

   23.3    Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit
           5.1)

     24    Power of Attorney (included on the signature page)